UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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	Expires:	March 31, 2006
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SEC FILE NUMBER 000-28290
CUSIP NUMBER 010 196 103

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Aksys, Ltd.
Full Name of Registrant

Not Applicable
Former Name if Applicable

Two Marriott Drive
Address of Principal Executive Office (Street and Number)

Lincolnshire, Illinois 60069
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 15, 2006, the registrant issued a press release reporting its results for the quarter ended March 31, 2006, a copy of which was furnished with the registrant’s Form 8-K/A dated May 15, 2006. The registrant was unable to timely file its Form 10-Q for the quarter ended March 31, 2006, without incurring undue hardship and expense. The registrant fully expects to file the Form 10-Q within the five-day period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended. The registrant experienced delays preparing and reviewing quarterly accounting entries, and although the registrant has finalized its review of its financial results for the quarter ended March 31, 2006, it will require additional time to complete the preparation and review of its Form 10-Q disclosures.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Laurence P. Birch	(847)	229-2161
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	See Exhibit 1.

Aksys, Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2006	By	/s/ Laurence P. Birch
Laurence P. Birch, Interim Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Aksys, Ltd.
Exhibit 1 to Form 12b-25

The registrant expects its results of operations for the quarter ended March 31, 2006, to be consistent with the results of operations set forth in the registrant’s press release issued on May 15, 2006, regarding the registrant’s results for the first quarter ended March 31, 2006. A copy of this press release was furnished as Exhibit 99.1 to the registrant’s Form 8-K/A dated May 15, 2006.